

Mail Stop 4628

May 26, 2017

Darcy Bomford
Chief Executive Officer
True Leaf Medicine International Ltd.
100 Kalamalka Lake Road, Unit 32
Vernon, British Columbia VIT 9G1
Canada

  Re: **True Leaf Medicine International Ltd**
     Amendment No. 1 to
     Offering Statement on Form 1-A
     Filed May 16, 2017
     File No. 024-10679

Dear Mr. Bomford:

  We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2017 letter.

General

1. We note you have revised your offering statement in response to prior comment 1 to reflect that payments received in U.S. dollars will be converted into Canadian dollars at the rate of exchange quoted by the Bank of Montreal at close on the date of acceptance of that investor's subscription agreement. We further note that fractional shares will not be issued and the number of shares acquired will be rounded up or down to the nearest whole share. Please expand your disclosure to explain how each U.S. investor that submits payment in U.S. dollars will be advised of the final subscription price and the number of shares subscribed by such investor. In addition, please clarify how funds received in excess of the final subscription price, if any, will be returned.

Part II

Perks, page 16

2.   Your amended filing reflects that you are now providing "perks" to investors that
        purchase less than $1,000 of your securities. However, you state on pages 2 and 14 that
        there is a minimum investment amount of $1,000. Please advise or revise.

Unaudited Consolidated Financial Statements

Notes to Condensed Consolidated Interim Financial Statements

Note 4 – Acquisition of OregaPet, page 113

3.   Your acquisition of OregaPet on December 31, 2016 is described as a business
        combination accounted for using the acquisition method. Tell us what consideration you
        gave to providing the financial statements of OregaPet pursuant to Rule 8-04 of
        Regulation S-X along with pro forma information. Refer to the disclosure requirements
        per Part F/S (b)(7)(iii) and (b)(7)(iv) of Form 1-A. As part of your response, provide us
        with your calculations of the significance tests outlined at Rule 8-04(b) of Regulation S-
        X.

Part III, Exhibits

4.   We note your response to prior comment 5 and reissue it in part. Please refile Exhibit 4
        to include Appendix A. In addition, please file Exhibit 14 prior to your request for
        qualification.

5.   Please confirm your understanding that "testing the waters" materials may be used prior
        to qualification of the offering statement, provided that all solicitation materials inform
        potential investors where and how the most current preliminary offering circular can be
        obtained. In this regard, we note that one of the URLs in your "testing the waters"
        materials links directly to your preliminary offering circular dated February 17, 2017.
        See Securities Act Rule 255(b)(4).

You may contact Diane Fritz, Staff Accountant, at 202-551-3331 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at 202-551-3193 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Alixe B. Cormick, Esq.
        Venture Law Corporation